Rec'd 5/14/07



07001804

...COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT WILLIAMS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY PLACE, 1650 MARKET STREET - 53rd FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN T. GRANT 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRINKER, SIMPSON & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

940 W. SPROUL ROAD, SUITE 101 (Address) SPRINGFIELD (City) PA (State) 19064 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 14 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


BRINKER
SIMPSON & Co. LLP
Certified Public Accountants ■ Business Consultants

Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

940 West Sproul Road, Suite 101
Springfield, PA 19064
Phone: 610.544.5900
Fax: 610.544.7455
www.brinkersimpson.com

Independent Auditor's Report On Internal Control

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

In planning and performing our audit of the financial statements and supplemental schedules of Grant Williams, L.P. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brinker, Simpson + Company L.L.P.

Brinker, Simpson, & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
February 21, 2007

GRANT WILLIAMS, L.P.
REPORT ON AUDIT OF
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

GRANT WILLIAMS, L.P.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Supplemental Schedule


BRINKER
SIMPSON & Co. L.L.P.
Certified Public Accountants ■ Business Consultants

Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

940 West Sproul Road, Suite 101
Springfield, PA 19064
Phone: 610.544.5900
Fax: 610.544.7455
www.brinkersimpson.com

Report of Independent Auditors

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

We have audited the accompanying statement of financial condition of Grant Williams, L.P. (a Pennsylvania Limited Partnership) (the Company) as of December 31, 2006 and the related statements of income, changes in partners' capital, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams, L.P. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brinker, Simpson + Company, L.L.P.

Brinker, Simpson & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
February 21, 2007

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

(See Report of Independent Auditors)

ASSETS

Cash	$100
Receivable from Clearing Organization	15,456
Receivable-Other	757
Accrued Interest	13,390
Marketable Securities Owned, at market value	8,244,388
Prepaid Expenses	22,903
Furniture and Equipment, Net of Accumulated Depreciation of $50,650	52,489
Leasehold Improvements, Net of Accumulated Depreciation of $635	2,539
Going Concern Value	150,000
Exchange	78,877
Deposits	1,664
Total Assets	$8,582,563

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Capital Lease Obligation	$36,984
Payable to Clearing Organization	6,969,017
Securities Sold, Not Yet Purchased, at Market Value	1,406
Accounts Payable and Accrued Expenses	143,190
Note Payable	10,086
Payable to Partners	3,675
Total Liabilities	7,164,358
Subordinated Borrowings	1,444,000
Partners' Capital	(25,795)
Total Liabilities and Partners' Capital	$8,582,563

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

(See Report of Independent Auditors)

REVENUE:		
Principal Transactions	$1,050,033	
Commissions	53,743	
Advisory Fees	1,544	
Interest	114,982	
Total Revenue		$1,220,302
OPERATING EXPENSES:		
Personnel Expenses:		
Guaranteed Payments to Partners	506,264	
Payroll	1,364	
Payroll - Taxes	578	
Employee Benefits	489	
Total Personnel Expenses		508,695
Other Expenses:		
Advertising & Promotion	1,111	
Clearing Expense	79,197	
Commissions	104,197	
Contributions	100	
Depreciation	18,337	
Insurance	4,674	
Interest	206,621	
Meals and Entertainment	7,056	
Moving Expense	10,341	
Office Expense	25,798	
Professional Fees	55,927	
Quote and Data Services	107,998	
Regulatory Fees	13,530	
Rent	2,169	
Research & Training	2,248	
Telephone & Utilities	19,902	
Travel	1,536	
Taxes	18,527	
Total Other Expenses		679,269
Total Operating Expenses		1,187,964
Net Income		$32,338

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

(See Report of Independent Auditors)

	PARTNERS' CAPITAL
Opening Balance @ 1-1-06	$23,834
Capital Contributed	38,775
Partner Capital Distributions	(120,742)
Net Income	32,338
Ending Balance @ 12-31-06	($25,795)

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

(See Report of Independent Auditors)

Cash Flows From Operating Activities:	
Net Income	$32,338
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,337
(Increase)/Decrease in Operating Assets:	
Receivable - Clearing Organization	6,255
Receivable - Other	362
Accrued Interest	20,648
Securities, Net	(878,854)
Prepaid Expenses	(8,574)
Exchange	23,959
Increase/(Decrease) in Operating Liabilities:	
Payable to Clearing Organization	1,041,622
Note Payable from Operating Activity	10,086
Accounts Payable and Accrued Expenses	(16,060)
Securities Sold, Not Yet Purchased	(16,672)
Net Cash Provided By Operating Activities	233,447
Cash Flows From Investing Activities:	
Acquisition of Furniture & Equipment	(149)
Acquisition of Leasehold Improvements	(674)
Net Cash (Used In) Investing Activities	(823)
Cash Flows From Financing Activities:	
Partners' Capital Contributions	38,775
Return of Clearing Organization Deposit	100,000
Payments on Capital Lease Obligation	(15,448)
Payment of Subordinated Notes	(258,000)
Partners' Capital Distributions	(120,901)
Net Cash (Used In) Financing Activities	(255,574)
Net Decrease in Cash	(22,950)
Beginning Cash Balance	23,050
Ending Cash Balance	$100
Supplemental Disclosure of Cash Flow Information:	
Amount Paid for Interest	$208,548

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

(See Report of Independent Auditors)

Noncash Investing/Financing Activities:

Partner Capital Equalization Distribution - Beginning	$3,834
Partner Capital Equalization Distribution Adjustment	(159)
Partner Capital Equalization Distribution Due	$3,675

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

(See Report of Independent Auditors)

Subordinated Borrowings at January 1, 2006	$1,702,000
Payment of Subordinated Notes	(258,000)
Subordinated Borrowings at December 31, 2006	$1,444,000

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Nature of Business

Grant Williams, L.P. (Company), a Pennsylvania Limited Partnership, operates as a broker-dealer of investment securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and advisory services.

Securities Transactions

Amounts receivable and payable for those securities transactions reported on a trade date basis that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Income Taxes

The Company operates as a partnership for tax filing purposes. As such, all items of income and loss pass through to the partners and are taxed at their respective rates. There is no provision for income taxes included on these statements.

Depreciation

Depreciation is provided using the straight line method over estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies – continued

Going Concern Value

Partners as of December 31, 2003 and partners admitted in 2004 agreed that the Company had a value of $150,000 in excess of its book value. The Company has elected to record the intangible asset using the goodwill method in which the entire $150,000 was credited to the partners who had an interest at December 31, 2003 based on their respective ownership percentages prior to a 2003 recapitalization.

In management's opinion, there has been no impairment to the going concern value in 2006 .

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising and related costs in the year incurred.

Note 3 – Receivable From and Payable To Clearing Organizations

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4 – Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

	Owned	Sold - not yet Purchased
State and Municipal Obligations	$8,214,713	
Corporate Stock	9,237	
Options	20,438	1,406
TOTAL	$8,244,388	$1,406

All securities held by the Company at December 31, 2006 were readily marketable.

Note 5 – Exchange

Exchange items consisted of the following at December 31, 2006:

Payments to a limited partner in excess of earnings from his trading activities	$ 603
Amounts due from general partner	32,115
Amount due from related registered investment advisor	17,850
Amount due from limited partner for operating expense responsibilities per partnership agreement	22,028
Other	6,281
Total	$ 78,877

Interest was at the rate of 5% per annum on amounts due from the general partner and the related investment advisor. Interest was not charged on any of the other above amounts. The above items have no set repayment schedule.

Note 6 – Subordinated Borrowings

The borrowings under subordination agreements with limited partners at December 31, 2006, are listed in the following:

Subordinated Notes, 9 percent, due March 31, 2008	$1,100,000
Subordinated Notes, 9 percent, due October 31, 2010	344,000
Total	$1,444,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 – 401k Plan

The Company maintains a 401k retirement plan covering all eligible employees, including active limited partners, who elect to participate. This is a salary deferral plan. The Company does not make matching or discretionary contributions to the plan. Employee voluntary contributions are vested at all times.

Note 8 – Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Derivatives used for hedging purposes include futures, purchased options, and written options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains and losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Note 8 – Financial Instruments - continued

Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to clearing organizations as applicable.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of short maturity of the instruments, except subordinated borrowings. The Company estimates that the fair values of these financial instruments at December 31, 2006 do not differ materially from the carrying values on the accompanying statement of financial condition.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, securities purchased and sold on a when-issued basis (when issued securities), and delayed deliveries. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options, forward contracts, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. There is no credit risk for when-issued securities, as valuation gains are not recognized on unsettled debt security transactions. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 8 – Financial Instruments - continued

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2006, the gross contractual or notional amounts of derivative financial instruments used for trading purposes consisted of:

Futures Contracts	$ 1,750
Options Held	$20,438
Options Written	$ 1,406

All of the Company's derivatives with off-balance-sheet risk are short-term in duration with maturities of less than one year.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk to default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 – Capital Lease

The Company leases furniture and office equipment from a bank under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through a lease, and accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in property and equipment:

Office Furniture and Equipment	$81,366
Less: Accumulated Depreciation	39,627
Total	$41,739

Note 9 – Capital Lease - continued

The following is a schedule by years of future payments required under the lease together with their present value at December 31, 2006:

Year ending December 31,		
	2007	$19,967
	2008	19,967
	2009	1,109
Total Minimum Lease Payments		41,043
Less: Amount Representing Interest		4,059
Present Value of Minimum Lease Payments		$36,984

Note 10 – Special Agreement with Limited Partner

The Company admitted a new limited partner effective January 1, 2006. In return for a 35.5% ownership interest, the new partner has agreed to provide the Company the following:

- Office Space
- Administrative services which will replace all of the Company's administrative employees
- Pay one half the monthly payment due on a capital lease (See Note 9)

The partners agreed that for 2006 this limited partner would receive a special income allocation of $100,000 and forego an allocation of any other 2006 partnership income or loss items.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $596,584, which was $496,584 in excess of its required net capital of $100,000. The Company's net capital ratio was .33 to 1.

Supplemental Schedule

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

(See Report of Independent Auditors)

Net Capital	
Total Partners' Capital	($25,795)
Add: Subordinated Borrowings Allowable in Computation of Net Capital	1,444,000
Total Capital and Allowable Subordinations	1,418,205
Deduction and/or Charges:	
Non Allowable Assets:	
Petty Cash Fund	100
Receivable From Clearing Agency	3,154
Receivable - Other	757
Prepaid Expenses	22,903
Furniture and Equipment	52,489
Leasehold Improvements	2,539
Going Concern Value	150,000
Exchange	78,877
Deposits	1,664
Total Non Allowable Assets	312,483
Net Capital Before Haircuts On Securities Positions	1,105,722
Haircuts on Securities [compiled, where applicable pursuant to Rule 15c3-1(f)]	
State and Municipal Government Obligations	497,694
Stocks	1,386
Options	10,023
Money Market	35
Total Haircuts on Securities	509,138
Net Capital	$596,584
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition	
Accounts Payable & Accrued Expenses	$143,190
Note Payable	10,086
Partner Capital Equalization Distribution Payable	3,675
Capital Lease Obligation	36,984
Total Aggregate Indebtedness	$193,935

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

(See Report of Independent Auditors)

Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital at 1000%	$577,190
Ratio: Aggregate Indebtedness to Net Capital	32.51%
Excess Net Capital	$496,584

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2006)

Net Capital as Reported in Company 's Form X-17A-5, Part II (unaudited)	$596,584
Net Capital Per This Report	$596,584

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

(the accompanying notes are an integral part of these statements)

END